THE INTERGROUP CORPORATION

10940 Wilshire Blvd., Suite 2150

Los Angeles, California 90024

Telephone: 310-889-2500

Facsimile: 310-889-2525

July 27, 2012

Via Edgar

Kevin Woody

Branch Chief

Howard Efron

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	The InterGroup Corporation, Portsmouth Square, Inc. and Santa Fe
Financial Corporation (the “Registrants”)
Form 10-K for the fiscal year ended June 30, 2011 for each of the Registrants
Filed September 22, 2011 for each of the Registrants
Files Nos. 1-10324, 0-4057 and 0-6877, respectively

Dear Mr. Woody and Mr. Efron:

This letter is in response to your comment letter dated June 22, 2012 regarding the Form 10-K filings for the fiscal year ended June 30, 2011 of The InterGroup Corporation (“InterGroup” or the “Company”) and its consolidated subsidiaries Santa Fe Financial Corporation (“Santa Fe”) and Portsmouth Square, Inc. (“Portsmouth”). Our responses below correspond to each of the comments set forth in your letter. For convenience, we have set forth the comment or question asked prior to each of our responses.

Form 10-K of The InterGroup Corporation for the fiscal year ended June 30, 2011

Financial Statements

Consolidated Balance Sheets, page 27

1. We note your response to prior comment 1. Show us specifically how you accounted for the transaction back in 2006 and reference the GAAP upon which you have relied. Your response should provide an appropriate level of detail so that we can understand how you accounted for the consolidation of Justice Investors in each of your respective entities when you stopped recording such balances under the equity method of accounting including each entities investment amount and their respective portion of the book value of the underlying asset. Otherwise, we note your discussion of materiality in your response and we request that you provide us with a full materiality analysis. Reference is made to SAB Topics 1M1 and 1M2.

Response:

As of June 30, 2007, Portsmouth had a 50.0% interest in the Justice Investors Limited Partnership (“Justice Investors”), Santa Fe owned approximately 68.8% of the outstanding shares of Portsmouth and InterGroup had approximately 75.1% of the outstanding shares of Santa Fe Financial Corporation (Santa Fe) and approximately 10.9% of Portsmouth. The primarily asset of Portsmouth and Santa Fe is the Hilton San Francisco Financial District (the “Hotel”) owned by Justice Investors. The premiums paid for the additional investments in Portsmouth and Santa Fe through June 30, 2006, were driven by efforts to increase our interest in the Hotel, which we considered to be a much undervalued asset. Since the fair value of the Hotel is significantly higher than its depreciated historical cost basis, the premium paid to acquire the subsidiaries stock was allocated to the Hotel between land and building based on the property tax bill. Since the Hotel, other than land, is subject to depreciation, the Company amortized the premium paid over the estimated remaining useful life of the Hotel (39 years) to reduce the proportionate share of the subsidiaries earnings. These premiums were generated prior to consolidation (before July 1, 2006) when the Company’s interest in Justice Investors was accounted for under the equity method of accounting.

Below is the GAAP guidance we relied upon to account for the transaction.

Prior to the consolidation of Justice Investors in July 1, 2006, the Company accounted for the investment in Justice under APB 18, The Equity Method of Accounting for Investments in Common Stock, which stated the following:

6. A summary of the two principal methods of accounting for the investments in common stock Discussed in this Opinion follows:

b. The equity method. An investor initially records an investment in the stock of an investee at cost, and adjusts the carrying amount of the investment to recognize the investor's share of the earnings or losses of the investee after the date of acquisition. The amount of the adjustment is included in the determination of net income by the investor, and such amount reflects adjustments similar to those made in preparing consolidated statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between investor cost and underlying equity in net assets of the investee at the date of investment. The investment of an investor is also adjusted to reflect the investor's share of changes in the investee's capital. Dividends received from an investee reduce the carrying amount of the investment. A series of operating losses of an investee or other factors may indicate that a decrease in value of the investment has occurred which is other than temporary and which should be recognized even though the decrease in value is in excess of what would otherwise be recognized by application of the equity method.

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17. The Board concludes that the equity method of accounting for an investment in common stock should also be followed by an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock. Ability to exercise that influence may be indicated in several ways, such as representation the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel, or technological dependency. Another important consideration is the extent of ownership by an investor in relation to the concentration of other shareholdings, but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor. The Board recognizes that determining the ability of an investor to exercise such influence is not always clear and applying judgment is necessary to assess the status of each investment. In order to achieve a reasonable degree of uniformity in application, the Board concludes that an investment (direct or indirect) of 20% or more of the voting stock of an investee should lead to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant influence over an investee. Conversely, an investment of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated.

19. Applying the equity method. The procedures set forth below should be followed by an investor in applying the equity method of accounting to investments in common stock of corporate joint ventures and other investees which qualify for the equity method:

a. Intercompany profits and losses should be eliminated until realized by the investor or investee as if a corporate joint venture or investee company were consolidated.

b. A difference between the cost of an investment and the amount of underlying equity in net assets of an investee should be accounted for as if the investee were a consolidated subsidiary.

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c. The investment(s) in common stock should be shown in the balance sheet of an investor as a single amount, and the investor's share of earnings or losses of an investee(s) should ordinarily be shown in the income statement as a single amount except for the extraordinary items as specified in (d) below.

d. The investor's share of extraordinary items and its share of prior-period adjustments reported in the financial statements of the investee in accordance with APB Opinion No. 30 should be classified in a similar manner unless they are immaterial in the income statement of the investor.

Effective July 1, 2006, the Company consolidated its investment in Justice Investors in accordance with guidance in the Financial Accounting Standards Board directed Staff Position (FSP) SOP 78-9-1, “Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5” to amend the guidance in AICPA Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures” (SOP 78-9) to be consistent with the consensus in Emerging Issues Task Force Issue No. 04-5 “Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (Issue 04-5). FSP SOP 78-9-1 eliminated the concept of “important rights” in paragraph .09 of SOP 78-9 and replaces it with the concepts of “kick out rights” and “substantive participating rights” as defined in Issue 04-5. Portsmouth applied the principles of accounting applicable for investments in subsidiaries due to its substantial limited partnership interest and general partnership rights and has consolidated the financial statements of Justice Investors with those of the Company.

Upon implementation of No. SOP 78-9-1, the guidance clarified that transition under Transition Method A – See Paragraph 9:

9. Generally, a change in accounting for a general partner's interest in a partnership from the equity method of accounting to consolidation or from consolidation to the equity method would not result in an adjustment to previously reported equity or net income. However, a change from the equity method to consolidation could result in a cumulative effect adjustment if losses that would not have been recognized under the equity method are required to be recognized in consolidation or vice versa (see paragraph 15 of ARB No. 51, Consolidated Financial Statements, and paragraph 19(i) of APB Opinion No. 18. Other items that would have been accounted for differently in prior financial statements if this guidance had been applied should not be adjusted.

For example, an exchange of securities accounted for based on recorded amounts, under the presumption that control had not been obtained (pursuant to paragraph 21 of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and EITF Issue No. 01-2, "Interpretations of APB Opinion No. 29 "), would not be adjusted to reflect the original exchange as a business combination even if the guidance in Issue 01-2 suggests that one party had obtained control. In addition, previously recorded intercompany profit elimination entries would not be revised to reflect the impact had an investment been consolidated rather than accounted for under the equity method or vice versa.

Additionally, the Company also applied general consolidation requirements under Accounting Research Bulletin No. 51 (ARB 51), Financial Accounting Standards 160 (FAS 160) and Accounting Standards Codification 810 (ASC 810) which required that all equity be allocated to the net assets of the newly consolidated entity.

Below is a detailed table illustrating the impact on the underlying asset as the result of the allocation of the premium (discount) at each entity level and its impact on each respective entity’s financial statements for the year ended June 30, 2007. Also included is the actual depreciation amortization expense related to the Hotel for the respective period.

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PORTSMOUTH CONSOLIDATED FINANCIAL STATEMENTS

Investment in Justice Investors	June 30, 2007		(3,134,000)

	Hotel	Deficit Allocation	June 30, 2007 10-K

Land	1,124,000		1,124,000
Furniture and equipment	15,458,000		15,458,000
Building and improvements	43,642,000	(280,000)	43,362,000
Accumulated depreciation	(18,854,000)		(18,854,000)

	41,370,000	(280,000)	41,090,000

Other expense (amortization of deficit)			11,000

Hotel depreciation and amortization expense for the year			(4,172,000)

SANTA FE CONSOLIDATED FINANCIAL STATEMENTS

Investment in Portsmouth	June 30, 2007		(3,134,000)

	Hotel	Deficit Allocation	June 30, 2007 10-K

Land	1,124,000	692,000	1,816,000
Furniture and equipment	15,458,000		15,458,000
Building and improvements	43,362,000	3,451,000	46,813,000
Accumulated depreciation	(18,854,000)		(18,854,000)

	41,090,000	4,143,000	45,233,000

Other expense (amortization of premium)	11,000	(96,000)	(85,000)

Hotel depreciation and amortization expense for the year			(4,172,000)

INTERGROUP CONSOLIDATED FINANCIAL STATEMENTS

Investment in Santa Fe	June 30, 2007		12,470,000
Investment in Portsmouth			2,504,000

	Hotel	Deficit Allocation	June 30, 2007 10-K

Land	1,816,000	729,000	2,545,000
Furniture and equipment	15,458,000		15,458,000
Building and improvements	46,813,000	3,637,000	50,450,000
Accumulated depreciation	(18,854,000)		(18,854,000)

	45,233,000	4,366,000	49,599,000

Other expense (amortization of premium)	(85,000)	(101,000)	(186,000)

Hotel depreciation and amortization expense for the year			(4,172,000)

Item 15. Exhibits, Financial Statement Schedules, page 72

2. We note your response to comment 3 in your letter dated May 30, 2012, that the company will file the subject exhibits with its Form 10-K reports. Please amend your Form 10-Ks for the fiscal year ended June 30, 2011, for The Intergroup Corporation and Portsmouth Square, Inc., to file the material contracts as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The companies will amend their respective Form 10-K reports for the fiscal year ended June 30, 2011 to file the subject contracts as exhibits pursuant to Item 601(b)(10) of Regulation S-K as requested by the Staff.

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In responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further information or have further comments, please feel free to contact me by email at dnuguyen@intgla.com, call me at my direct number at (310) 889-2511 or you can reach me at my direct facsimile number (310) 496-1606.

Sincerely,

/s/ David T. Nguyen

David T. Nguyen

Treasurer and Controller

Principal Financial Officer

cc:	John V. Winfield
Michael G. Zybala
Burr Pilger Mayer, Inc.
Audit Committee

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